NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

	2015
ASSETS	
CURRENT ASSETS:	
Cash	$ 167,468
Accounts receivable	94,903
Accounts receivable - related party	29,599
Prepaid expenses	25,525
Employee advances	5,407
Total current assets	322,902
OFFICE EQUIPMENT, net	264
OTHER ASSETS:	
Note receivable, net of allowance of $8,314	1,157
Investments, at fair value	25,000
Restricted Raymond James account	35,994
Total other assets	62,151
	$ 385,317
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 181,348
Total liabilities	181,348
SHAREHOLDERS' EQUITY:	
Common stock; no par value, stated value $1,250 per share, 200 shares authorized, 4 shares issued and outstanding	5,000
Additional paid in capital	1,606,090
Accumulated deficit	(1,407,121)
Total shareholders' equity	203,969
	$ 385,317

The accompanying notes are an integral part of these statements.